UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 3, 2009

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events.

The Dow Chemical Company issued a press release on February 3, 2009, the text of which appears below:

Dow Chemical Files Response in Rohm and Haas Litigation

MIDLAND, MI — February 3, 2009 — The Dow Chemical Company (NYSE:DOW) today filed its Answer in the Delaware Court of Chancery to the litigation initiated on January 26, 2009 by Rohm and Haas Company related to the proposed merger between the two companies.

Dow's response includes the Company's comprehensive position on the circumstances that have led to the current delay in completion of the merger with Rohm and Haas.

Read the full text of Dow's response.
http://news.dow.com/dow_news/pdfs/20090203answer.pdf

About Dow
With annual sales of $58 billion and 46,000 employees worldwide, Dow is a diversified chemical company that combines the power of science and technology with the "Human Element" to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

Note: The forward-looking statements contained in this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 3, 2009

THE DOW CHEMICAL COMPANY

By: /s/ William H. Weideman

Name: William H. Weideman

Title: Vice President and Controller